Exhibit 99.1

Independent Directors of Abcam highlight compelling reasons for shareholders to support proposed sale to Danaher

Cambridge, U.K. / Waltham, MA, October 12, 2023 – Abcam plc (Nasdaq: ABCM) (‘Abcam,’ the ‘Group’ or the ‘Company’), a global leader in the supply of life science research tools, today filed an investor presentation with the U.S. Securities and Exchange Commission (available online at https://corporate.abcam.com/investors/danaher-abcam), underscoring why the proposed sale of Abcam to Danaher Corporation (NYSE: DHR) (‘Danaher’) for $24.00 per share in cash is compelling and deserves shareholder support.

The Independent Directors also mailed a letter to shareholders underscoring the reasons for its conviction, the full text of which follows:

Dear Shareholders,

As owners of Abcam plc (‘Abcam,’ the ‘Company,’ ‘Group,’ ‘we,’ ‘our,’ or ‘us’), you are being asked to vote in support of Abcam’s agreement to be acquired for $24.00 per share by Danaher Corporation (NYSE: DHR) (“Danaher”).

We are writing to you today as the independent non-executive directors of Abcam’s board of directors to affirm that this agreement was the result of a rigorous, fair and competitive sale process. We unanimously support this Transaction as we believe it is the best deal available and is in the best interests of Abcam and its shareholders. The $24.00 offer price maximizes value in cash, provides a high level of certainty of return for your investment and delivers an excellent outcome for Abcam’s employees and customers.

We are asking you to support this Transaction by completing either your BLUE ADS Voting Instruction Card (if you are an Abcam ADS holder) or your BLUE and YELLOW Forms of Proxy (if you are an Abcam shareholder) distributed with the Scheme Circular. It is important that you do so as soon as possible. Your vote is important to help secure the future of Abcam and provide significant value for your shareholding.

Each of us joined this Board with no prior affiliation to the management team, and we operate with a singular focus on what is in the best interest of you, the shareholders. Each of us brings significant experience in the healthcare sector and in M&A. All of us proudly stand behind the careful analysis, thoughtful debate and rigorous process conducted by the Board and management at Abcam and our advisors over the past few months. At every step we have been completely transparent with all stakeholders on what we believe is in the best interests of the Company and its shareholders.

As a Board, we have always acted in accordance with our fiduciary duties and are acutely aware that our responsibility as Board members is to act in the best interests of the Company and all its shareholders. This rigorous sale process was conducted in line with good governance principles and strict procedures, and we provided robust oversight of the sale process, supported by a dedicated sub-committee with significant M&A and industry experience.

Now, the future of Abcam and your investment lies with you. It is important that you cast your vote soon to make sure your voice is heard to help this excellent deal for Abcam become a reality.

As you review this Transaction, we ask you to consider the following key questions, to help you understand how we’ve arrived at our decision.

1.	Why did the Board commence a review of strategic alternatives?

As a public company, the independent directors are always keenly aware of their responsibilities to evaluate offers to acquire the Company and analyze what is in the best interests of the Company and all its shareholders.

The highly public nature and perceived uncertainty stemming from Jonathan Milner’s activist campaign resulted in an increase in inbound inquiries from potential counterparties. The first of these inquiries took place in April, when a major multinational life sciences company expressed an initial interest in a potential transaction. Not long after, the Board decided to disclose the receipt of this strategic interest to best understand how shareholders might view a potential transaction. After consulting with and listening to shareholders, the Board decided to pursue a strategic review and evaluate the value it could receive from a potential transaction.

2.	Is this the best price?

Danaher’s $24.00 per share cash offer was the highest and best price received at any point in the process. In fact, the next highest bidder submitted a final offer of $22.50 per share. Our negotiations with Danaher resulted in Danaher submitting three offers to the Company, starting at $20.50.

The sale process was competitive through to the final bids, and the rigor of the process underpins our confidence in the value of the offer. We engaged with over 30 potential counterparties, including 21 corporates and 12 financial sponsors from the U.S., Europe, and Asia, before entering into a definitive agreement with Danaher. We received multiple bids to acquire Abcam, rejected bids we deemed inadequate, and structured a process to induce bidders to submit competitive offers that valued the Company at a meaningful premium in order to remain in the process. All interested parties were given full and fair consideration, and no parties were excluded from the process based on anti-trust concerns.

The $24.00 per share price represents a 48% premium to the Volume Weighted Average Price of $16.21 for the 30 trading-day period ended May 16, 2023, prior to the press release by Jonathan Milner on May 17, 2023 stating his intention to call an extraordinary general meeting of Abcam. Prior to the speculation of a transaction, Abcam’s shares never traded at or above $24.00. It is our strong belief that shareholders are being presented a significant and fair premium.

The $24.00 per share price also represents a transaction multiple in excess of ~32x LTM EBITDA1,2 – a significant premium to comparable transactions – demonstrating external validation of Abcam’s successful transformation. Danaher’s final offer price exceeds Lazard’s fairness opinion Discounted Cash Flow (“DCF”) Analysis Range of $18.55 to $23.90 per share and falls near the midpoint of Morgan Stanley’s fairness opinion DCF Analysis Range of $19.15 to $30.00 per share.

Both financial advisors’ analyses were based on the Abcam management team’s forecasts, which included ambitious revenue growth and margin improvement targets. In other words, in connection with the board’s evaluation of the potential transaction with Danaher, a range of potential outcomes for the business have been accounted for fairly and completely.

3.	What certainty does this offer shareholders, and what is the alternative?

While Abcam’s growth has been robust, it is not immune to external headwinds. Companies operating in the life sciences tools sector – including Abcam – have been hit by rising cost of capital since early 2022, while macroeconomic headwinds experienced by the broader life sciences sector impose increasing pressures. Geopolitical tensions in China, a large and important market for Abcam, coupled with a constrained biotech capital markets environment and uncertainty surrounding U.S. government funding, are all contributing to dampened valuations across the sector and an unpredictable near-term outlook. As we evaluated this offer, we were cognizant of the risks of achieving the management team’s ambitious projections for the business, particularly in light of these challenging dynamics. Without the Transaction, there is no reason to believe Abcam’s share price would not reflect the same pressures our peers face.

Adding an additional layer of uncertainty is Jonathan Milner. He has made it clear his intent is to seek to gain operational control of Abcam by installing himself as CEO, recruiting his own Chairman and putting in place a “shadow board” to oversee the Company. He has yet to provide any details as to the identity or experience of the “shadow board” or how he intends to deliver greater value than what is currently offered through this transaction. Twice in the last five months he has posited that he will replace directors of Abcam’s board, without ever providing details of who the replacement

1 Aggregate Value / Adjusted LTM EBITDA multiple as of Last Twelve Months “LTM” as of 30 September 2023.

2 Adj. EBITDA excluding share-based compensation calculated under IFRS.

directors would be. Shareholders should be concerned, just as we are, that Jonathan Milner has indicated he wishes to install himself as CEO and replace the board with directors proposed by him based on unknown criteria.

Jonathan Milner is asserting that he is best positioned to lead Abcam as a standalone company, despite having not been operationally involved in the Company for nearly a decade while the business has materially transformed. Additionally, he has failed to acknowledge the substantial sector trends and macroeconomic headwinds that pose meaningful risks to Abcam’s prospects for robust organic growth as a standalone business as he has no experience running a large multi-national business. This disregard for the Company’s long-term success is misguided and represents a significant downside risk to rejecting this deal. This is an unpredictable path filled with risks and distraction, none of which are good for shareholder value creation.

Ultimately, if this Transaction were not approved by shareholders, it is uncertain what path Abcam would be on next. In the near-term, Abcam’s share price would most likely decline significantly as the premium of a transaction disappears. The subsequent share price would then be subject to an uncertain global market with increasing geopolitical tensions, as well as a protracted period of potential instability and uncertainty as Abcam is forced to navigate Jonathan Milner’s demands.

Not only does this Transaction present shareholders with a highly compelling premium, the all-cash consideration of the Transaction delivers a high level of certainty of value at a critical time.

We need your support to secure a positive outcome for all Abcam shareholders. It is critical that you take action now and VOTE FOR the Transaction to help to ensure you and your fellow shareholders receive significant value for your shareholding, while doing what is best for Abcam and ensuring it can continue to operate as a leader in the life sciences sector.

Sincerely Yours,

Peter Allen, BA (Hons) ACA

Bessie Lee, MS, BA

Giles Kerr, BSc ACA

Sally W. Crawford

Mara Aspinall, MBA

Luba Greenwood

Mark Capone, MSc

How to vote and meeting details

Notices of the Court Meeting and the General Meeting convened in connection with the Transaction are set out in the scheme circular published by Abcam on October 5, 2023 (the “Scheme Circular”), a copy of which is available at https://corporate.abcam.com/investors/danaher-abcam. The Court Meeting will start at 2.00 p.m. (U.K. Time) and the General Meeting will start at 2.15 p.m. (U.K. Time) (or as soon thereafter as the Court Meeting has been concluded or adjourned) on November 6, 2023.

Abcam Shareholders

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Abcam shareholders are urged to complete and return the BLUE and YELLOW Forms of Proxy distributed with the Scheme Circular, or to submit proxy appointments electronically by logging on to www.sharevote.co.uk or by CREST, so as to be received by the Company’s registrars, Equiniti Limited, no later than 2.00 p.m. (U.K. Time) on November 2, 2023 (in the case of the BLUE Form of Proxy for the Court Meeting) or 2.15 p.m. (U.K. Time) on November 2, 2023 (in the case of the YELLOW Form of Proxy for the General Meeting).

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Abcam shareholders who have any questions or require any assistance in submitting their proxy appointment, should contact the Company’s registrars, Equiniti, by calling +44 (0) 371 384 2050. Lines are open 8.30 a.m. to 5.30 p.m. (U.K. Time), Monday to Friday, excluding public holidays in England and Wales.

Abcam ADS holders

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Holders of Abcam American depositary share(s) (‘ADS(s)’), who are not entitled to attend or vote directly at the Court Meeting or General Meeting, are urged to complete and return the BLUE ADS Voting Instruction Cards distributed by Citibank, N.A., as Depositary, in accordance with the instructions printed on them so as to be received by no later than 10.00 a.m. (U.S. Eastern Time) on October 31, 2023. Those who hold their Abcam ADSs indirectly through a broker, bank or other nominee, should follow the instructions provided by such nominee in order to submit their voting instructions in respect of the BLUE ADS voting instruction card as soon as possible.

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Abcam ADS Holders who have any questions or require any assistance in submitting their voting instructions, should contact the Company’s proxy solicitor, Morrow Sodali, by calling (800) 662-5200 (toll-free in North America) or +1 (203) 658-9400 or by emailing ABCM@info.morrowsodali.com.

Abcam shareholders are advised to ONLY use the BLUE Form of Proxy approved by the High Court of Justice of England and Wales and issued by the Company for the Court Meeting and the YELLOW Form of Proxy issued by the Company for the General Meeting, or one of the other methods stated in the Shareholder Circular, to submit their proxy appointments in respect of the Court Meeting and General Meeting so as to ensure that their votes are counted.

Abcam ADS Holders are advised to ONLY use the form of BLUE ADS Voting Instruction Card prepared by the Depositary and approved by the Company in connection with the Court Meeting and General Meeting (whether by completing the form themselves or by following the instructions provided by their broker, bank or other nominee or intermediary in connection therewith) so as to ensure that their voting instructions are counted.

PROXY APPOINTMENTS OR VOTING INSTRUCTIONS SUBMITTED BY ANY OTHER MEANS MAY NOT BE ACCEPTED.

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, U.K., the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com.

Important Notices

U.K. Takeover Code does not apply

Abcam is not a company subject to regulation under the City Code on Takeovers and Mergers (the ‘U.K. Takeover Code’), therefore no dealing disclosures are required to be made under Rule 8 of the U.K. Takeover Code by shareholders of Abcam or Danaher.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Danaher’s and Abcam’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory approvals and Abcam shareholder approval, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the Transaction; risks related to diverting the attention of Danaher’s and Abcam’s management from ongoing business operations; failure to realize the expected benefits of the Transaction; significant Transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; the risk that Abcam’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Danaher’s ability to fund the cash consideration for the Transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the acquisition; disruption from the Transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the Transaction or any further announcements or the consummation of the acquisition on the market price of Abcam’s American depositary shares; regulatory initiatives and changes in tax laws; market volatility; and other risks and uncertainties affecting Danaher and Abcam, including those described from time to time under the caption “Risk Factors” and elsewhere in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the U.S. Securities and Exchange Commission (“SEC”) and available at the SEC’s website at www.sec.gov. Moreover, other risks and uncertainties of which Abcam is not currently aware may also affect these forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Investors are cautioned that forward-looking statements are not guarantees of future performance. SEC filings for the Company are available in the Investor Relations section of the Company’s website at https://corporate.abcam.com/investors/. The information contained on, or that can be accessed through, the Company’s website is not a part of, and shall not be incorporated by reference into, this Form 6-K.

The forward-looking statements made in this announcement are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by Abcam on its website or otherwise. Abcam does not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by applicable law.

Important Additional Information and Where to Find It

Abcam has furnished the same to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K and mailed or otherwise provided to its shareholders the Scheme Circular containing information on the Scheme vote regarding the Transaction. This announcement is not a substitute for the Scheme Circular or any other document that may be filed or furnished by Abcam with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which includes an explanatory statement in respect of the Scheme in accordance with the requirements of the U.K. Companies Act 2006) and other relevant documents as and when they become available because they will contain important information. You may obtain copies of all documents filed with or furnished to the SEC regarding the Transaction, free of charge, at the SEC’s website (www.sec.gov).

Investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on its Investors website (https://corporate.abcam.com/investors/danaher-abcam) or by writing to the Company, at 152 Grove Street, Building 1100 Waltham, MA 02453, United States of America.

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States.

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The Transaction will be implemented solely pursuant to the Scheme, subject to the terms and conditions of the definitive transaction agreement, which contains the terms and conditions of the Transaction.

Morgan Stanley & Co. International plc (“Morgan Stanley”) which is authorised by the Prudential Regulation Authority and regulated in the U.K. by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to Abcam and no one else in connection with the Transaction and Morgan Stanley, its affiliates and its respective officers, employees, agents, representatives and/or associates will not regard any other person as their client, nor will they be responsible to anyone other than Abcam for providing the protections afforded to clients of Morgan Stanley nor for providing advice in connection with the Transaction or any matter or arrangement referred to herein.

Lazard & Co., Limited , which is authorised and regulated in the U.K. by the Financial Conduct Authority, and Lazard Freres & Co. LLC (together, “Lazard”) are acting exclusively as financial adviser to Abcam and no one else in connection with the matters set out in this announcement and will not be responsible to anyone other than Abcam for providing any protections afforded to clients of Lazard nor for providing advice in relation to the matters set out in this announcement. Neither Lazard nor any of its affiliates (nor their respective directors, officers, employees or agents) owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

152 Grove Street, Building 1100

Waltham, MA 02453

Media enquiries

FTI Consulting

+44 (0)20-3727-1000

Abcam@fticonsulting.com